Vanguard Variable Insurance Fund
Allocation Portfolios

Supplement to the Prospectus and Summary Prospectus
Dated April 29, 2016

Important Changes to Vanguard Variable Insurance Fund Conservative Allocation Portfolio and Moderate Allocation Portfolio

The board of trustees of Vanguard Variable Insurance Fund has approved an increase in the international equity and international fixed income exposure of the Conservative Allocation Portfolio and the Moderate Allocation Portfolio. These changes will not affect the Portfolios' overall allocations to stocks and bonds. The Portfolios are expected to implement these changes in the coming months.

The Portfolios' target allocations will change as shown below:

Conservative Allocation Portfolio

Current Allocation                    New Allocation
U.S. fixed income securities 48%      U.S. fixed income securities 42%
Large-cap U.S. stocks 22%             Large-cap U.S. stocks 19%
Foreign stocks 12%                    Foreign stocks 16%
Foreign fixed income securities 12%   Foreign fixed income securities 18%
Small- and mid-cap U.S. stocks 6%     Small- and mid-cap U.S. stocks 5%

Moderate Allocation Portfolio

Current Allocation                    New Allocation
Large-cap U.S. stocks 34%             Large-cap U.S. stocks 29%
U.S. fixed income securities 32%      U.S. fixed income securities 28%
Foreign stocks 18%                    Foreign stocks 24%
Foreign fixed income securities 8%    Foreign fixed income securities 12%
Small- and mid-cap U.S. stocks 8%     Small- and mid-cap U.S. stocks 7%

The Portfolios' expense ratios are not expected to increase as a result of these changes.

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